Teva and Active Biotech Announce First Patient Enrolled in Phase II Study Evaluating
Laquinimod for Primary Progressive MS

Phase II ARPEGGIO study design to be presented at the 67th American Academy of Neurology
(AAN) Annual Meeting, April 18-25, 2015

Jerusalem & Lund, Sweden – April 23, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) today announced the first patient has been enrolled in the study A Randomized Placebo-controlled Trial Evaluating Laquinimod in PPMS, Gauging Gradations In MRI and Clinical Outcomes (ARPEGGIO), a Phase II study to evaluate laquinimod, an investigational, oral, immune modulator, for the treatment of primary progressive multiple sclerosis (PPMS). Currently there are no approved treatments for PPMS, representing a condition with a high unmet need.

PPMS affects approximately 15 percent of all MS patients and is characterized by the worsening of neurologic function without distinct relapses (also called attacks or exacerbations). Unlike patients with relapsing-remitting MS (RRMS), those with PPMS tend to have more lesions in the spinal cord than in the brain and these brain lesions usually contain fewer inflammatory cells. In addition, all studies evaluating RRMS treatments in patients with PPMS have failed to prove effective for this condition.

“Laquinimod may represent an opportunity to help meet the challenge of PPMS,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “The mechanisms of action and data from previous studies in RRMS suggest the effect of laquinimod is focused on the neurodegenerative aspects of the disease, which are pervasive in PPMS. We are hopeful that the ARPEGGIO study will demonstrate the ability of laquinimod to slow disability progression in PPMS and fulfill an unmet need for patients with this lifelong and debilitating disease.”

ARPEGGIO is a multinational, multicenter, randomized, double-blind, parallel-group, placebo-controlled study of once-daily, oral laquinimod (0.6mg or 1.5mg/day) in patients with PPMS. The study’s primary endpoint is percent brain volume change (PBVC) through MRI analysis. The trial will enroll approximately 375 patients in the U.S., Canada, and Europe.

Additional details on the study design will be presented at the AAN Annual Meeting in Washington, D.C. on Thursday, April 23, 2015 during Poster Session 7. For further details on the Phase II ARPEGGIO study, please visit clinicaltrials.gov/show/NCT02284568.

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS), progressive MS and Huntington’s disease. The global, Phase III, clinical development program evaluating laquinimod in MS includes two completed pivotal studies, ALLEGRO and BRAVO (both 0.6mg/day). A third Phase III trial, CONCERTO, is currently ongoing and evaluating two doses of laquinimod (0.6mg and 1.2mg/day) in approximately 2,100 patients for up to 24 months. The primary outcome measure is time to three-month confirmed-disability progression as measured by the Expanded Disability Status Scale (EDSS).

In the ALLEGRO and BRAVO trials, adverse reactions observed included headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes and elevation of CRP or fibrinogen levels.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Active Biotech

Active Biotech AB (publ) (Nasdaq Stockholm: ACTI) is a biotechnology company with focus on neurodegenerative/inflammatory diseases and cancer. Laquinimod, an orally administered small molecule with unique immunomodulatory properties, is in pivotal phase III development for the treatment of relapsing remitting multiple sclerosis. Also, laquinimod is in phase II development for the treatment of primary progressive multiple sclerosis and Huntington’s disease.
The project portfolio includes a preclinical project, ISI, with the objective to produce new, patentable chemical compounds for treatment of diseases within the company’s focus areas. Please visit www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act

This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act. This information was provided to the media for publication at 8:00 pm CET on April 23, 2015.

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